Exhibit 6.9

DEFERRED COMPENSATION AGREEMENT

THIS DEFERRED COMPENSATION AGREEMENT (this “Agreement”) is made effective as of the                                                          and between THE LYONS NATIONAL BANK, a federally chartered banking organization (the “Company”) with its principal offices located at 35 William Street, Lyons, New York 14489, LYONS BANCORP INC., a New York business corporation (the “Holding Company”) with its principal offices located at 35 William Street, Lyons, New York 14489, and Clair J. Britt, JR., an individual residing at 8632 Helch Rd Lyons, N.Y. 14489 (the “Executive”).

WHEREAS, the Company, Holding Company, and Executive have previously entered into an Employment Agreement and have been operating pursuant to the terms of said Employment Agreement since its inception; and

[or, in case of oral agreement, WHEREAS, the Company, Holding Company, and Executive have previously operated under a oral agreement deferring certain compensation for the Executive; and]

WHEREAS, the Company, Holding Company, and Executive desire to terminate Executive’s Employment Agreement, continue Executive’s employment with the Company without a formal written agreement, and enter into a formal written deferred compensation agreement; and

WHEREAS, the Company and Holding Company consider the continued availability of the Executive’s services, managerial skills and business experience to be in the best interests of the Company and the Holding Company; and

WHEREAS, the Company and the Holding Company believe it is imperative to encourage the Executive’s full attention and dedication to the Company currently and to provide the Executive with deferred compensation benefits.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the Company and Executive agree as follows:

1.           Employment and Termination of Employment. The Executive shall at all times be considered an employee-at-will and, therefore, the Company or the Executive may terminate the employment relationship at any time, with or without cause, with or without notice. Upon termination of employment by the Company or by the Executive, Executive shall immediately resign from any position he may then hold on the Board of Directors of the Company or Holding Company or any office he may then hold with the Company or Holding Company. Resignation from the Board of Directors or as an officer shall be deemed effective immediately upon the termination of Executive’s employment with the Company, without the requirement that a written resignation be delivered.

2.           Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company and its affiliated companies all secret or confidential information, and all data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive’s employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive’s employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information or data to anyone other than the Company and those designated by it.

3.           Deferred Compensation Payments. During the Executive’s period of employment with the Company following execution of this Agreement, the Company shall make an annual payment to a separate account maintained for the Executive. The annual payment to Executive shall be Ten Thousand Dollars ($10,000) (the “Payment”). The Payment shall be invested in the common stock of the Holding Company. If a dividend is paid on the shares credited to the Executive’s separate account, the Executive’s separate account shall be credited with such dividend (the “Dividend”, which together with the Payment, shall hereinafter be referred to as the “Benefit”), which dividend shall be reinvested in the common stock of the Holding Company, except that no fractional shares shall be credited to the Executive’s separate account. The price per share for all shares of the Holding Company purchased by the Company for the benefit of Executive shall be the average of the daily closing price of the stock for each day within the past quarter. The closing price on Fridays will be used to determine the closing price for Saturdays and Sundays and the closing price on the last business day before a holiday that results in the closure of the financial markets will be used to determine the closing price for that holiday.

4.           Vesting and Distribution.

A.           The Benefit shall vest according to the vesting schedule set forth in subparagraph B of this Paragraph 4. If the Executive shall be terminated by the Employer for Cause (as hereinafter defined), the Executive shall not be entitled to receive any of the Benefit. If the Executive is terminated by the Company for any reason other than for Cause, the Benefit shall immediately vest. If the Executive terminates his employment for any reason whatsoever before the Benefit fully vests (according to the vesting schedule set forth in subparagraph B of this Paragraph 4), the Executive shall only be entitled to a distribution of the amount of the Benefit that has vested as of the date of his separation from service.

B.           The Benefit shall vest as follows: (1) on December 31, 2007, 50% of all of the Benefit credited to the Executive’s account during the 2007 calendar year shall vest with the Executive; (2) on December 31, 2008, 75% of all of the Benefit credited to the Executive’s account during the 2007 and 2008 calendar years shall vest with the Executive; (3) on December 31, 2009, 100% of the Benefit credited to the Executive’s account during the 2007, 2008, and 2009 calendar years shall vest with the Executive; and (4) all of the Benefit credited to the Executive’s account subsequent to December 31, 2009 shall immediately vest with the Executive.

C.           The term Cause shall mean:

(1)         Executive’s repeated violation of his obligations of employment (other than as a result of incapacity due to physical or mental illness) which are demonstrably willful and deliberate on the Executive’s part, which are committed in bad faith or without reasonable belief that said violations are in the best interests of the Holding Company and the Company, and which are not remedied in a reasonable period of time after receipt of written notice from the Holding Company and/or the Company specifying such violations. In establishing a termination for cause under this subparagraph (1), it shall be incumbent upon the Holding Company or the Company to establish that the conduct constituted either (a) a violation of a written policy (including but not limited to a violation of paragraph 2, Confidential Information, of this Agreement) or (b) a violation of a prior oral or written communication to the Executive regarding the Executive’s conduct or duties; or

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(2)         the conviction of the Executive of a felony.

D.          The Executive shall be entitled to receive distribution of the Benefit upon the earlier of the following:

(1)         The death of the Executive;

(2)         The separation from service of the Executive;

(3)         A “change in the ownership” (as hereinafter defined) of the Holding Company; or

(4)         A “change in the effective control” (as hereinafter defined) of the Holding Company; or

(5)         A “change in the ownership of a substantial portion of the assets” of the Holding Company; or

(6)         The Executive becoming “disabled” (as hereinafter defined); or

(7)         The occurrence of an “unforeseeable emergency” (as hereinafter defined).

Together subparagraphs (3) through (5) shall be referred to as a “Change of Control”. Together, subparagraphs (1) through (7) shall be referred to hereinafter as the “Distribution Events”, or singly, a “Distribution Event”.

E.           For purposes of this Agreement, a “change in the ownership” of the Holding Company occurs on the date that any one person, or more than one person acting as a group (as such term is defined in Treas. Reg. § 1.409A-3(i)(5)(v)(B)) acquires ownership of stock of the Holding Company, that together with stock held by such person or group of persons, constitutes more than fifty percent (50%) of the total fair market value or fifty percent (50%) of the total voting power of the stock of the Holding Company.

F.           For purposes of this Agreement, a “change in the effective control” of the Holding Company occurs only on the date that either: (1) any one person, or more than one person acting as a group (as such term is defined in Treas. Reg. § 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Holding Company possessing thirty percent (30%) or more of the total voting power of the stock of the Holding Company; or (2) a majority of members of the Holding Company’s Board of Directors is replaced during a 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election.

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G.          For purposes of this Agreement, a “change in the ownership of a substantial portion of the assets” of the Holding Company occurs on the date that any one person, or more than one person acting as a group (as such term is defined in Treas. Reg. § 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Holding Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all assets of the Holding Company immediately prior to such acquisition or acquisitions. For purposes of this paragraph, gross fair market value means the value of the assets of the Holding Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

H.          For purposes of this Agreement, the Executive is considered “disabled” if he or she meets one of the following requirements:

(1)         The Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

(2)         The Executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Executive’s employer.

I.           For purposes of this Agreement, an “unforeseeable emergency” is a severe financial hardship of the Executive resulting from an illness or accident of the Executive, the Executive’s spouse, or the Executive’s dependent; loss of the Executive’s property due to casualty; or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive. A distribution on account of an unforeseeable emergency may not be made to the extent that such emergency is or may be relieved through reimbursement or compensation from Insurance or otherwise, by liquidation of the Executive’s assets, to the extent the liquidation of such assets would not cause severe financial hardship, or by cessation of deferrals under this Agreement. Distributions due to an unforeseeable emergency must be limited to the amount reasonably necessary to satisfy the emergency need.

J.           Distribution.

(1)         The Benefit shall be distributed to the Executive in substantially equal annual payments of the common stock of the Holding Company that have been credited to the Executive’s separate account over a period of 1 years. The first annual payment of the Benefit shall be distributed to the Executive or his beneficiary on the first day of the month following the Distribution Event, but in no case in less than fifteen (15) days following a Distribution Event. All other annual payments shall be made January 1st of the following 1 years.

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(2)         Notwithstanding the foregoing, if the Executive is or becomes a “specified employee”, distribution shall not be made before the date which is six (6) months after the Distribution Event. A specified employee is a key employee (as defined in section 416(i) of the Internal Revenue Code without regard to paragraph (5) thereof) of the Company or the Holding Company which is publicly traded on an established securities market or otherwise.

5.          Failure, Delay or Waiver. No course of action or failure to act by the Company, the Holding Company or the Executive shall constitute a waiver by the Company, the Holding Company or the Executive, as applicable, of any right or remedy under this Agreement, and no waiver by the Company or the Executive of any right or remedy under this Agreement shall be effective unless made in writing.

6.          Partial Invalidity and Severability. Whenever possible, this Agreement and each provision, paragraph, subparagraph and any other portion hereof shall be interpreted in such manner as to be legally effective, valid and enforceable, but if this Agreement or any provision, paragraph, subparagraph or any other portion hereof is adjudged by a court of competent jurisdiction to be void or unenforceable, in whole or in part, for any reason whatsoever, any such provision, paragraph, subparagraph or any other portion of this Agreement adjudged to be unenforceable shall be severed, but only to the extent necessary to make enforceable the otherwise unenforceable Agreement, provision, paragraph, subparagraph, or any other portion of this Agreement.

7.          Internal Revenue Code Section 409A. This Agreement is intended to comply with Internal Revenue Code Section 409A and the regulations promulgated thereunder. If any portion of this Agreement is found to not comply with said Code section and regulations, this Agreement shall be modified so as to comply.

8.          Notices. Any notice provided for in this Agreement must be in writing and must be either (i) personally delivered, (ii) mailed by registered or certified first class mail, prepaid with return receipt requested, or (iii) sent by a nationally recognized overnight courier service, to the recipient at the address below indicated:

to the Holding Company
or to the Company:	The Lyons National Bank
35 William Street
Lyons, New York 14489
Attn: Chairman of the Compensation Committee of
the Board of Directors

to the Executive:	8632 Helch Rd
Lyons, N.Y. 14489

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or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given (a) on the date such notice is personally delivered, (b) three (3) days after the date of mailing if sent by certified or registered mail, or (c) the next succeeding business day after the date such notice is delivered to the overnight courier service if sent by overnight courier.

9.           Consent to Jurisdiction.

A.           Executive hereby irrevocably submits to the nonexclusive jurisdiction of any United States federal or New York state court sitting in Wayne County, New York, in any action or proceeding arising out of or relating to this Agreement. Executive hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and irrevocably waives any objection he may now or hereafter have as to personal jurisdiction, the venue of any such action or proceeding brought in such a court or the fact that such court is an inconvenient forum.

B.           Executive irrevocably and unconditionally consents to the service of process in any such action or proceeding in any of the aforesaid courts by the mailing of copies of such process to it, by certified mail, return receipt requested at its address set forth in paragraph 8 of this Agreement.

10.         Entire Agreement. There are no oral agreements in connection with this Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersedes any prior agreements or understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof, specifically including, but not limited to the Employment Agreement. This Agreement may not be terminated, modified or amended orally or by any course of conduct or usage of trade but only by an agreement in writing duly executed by the parties hereto.

11.         Prior Employment Agreement. This Agreement terminates any and all prior Employment Agreements entered into by and between the Executive and the Company and/or the Holding Company.

12.         Amendments. Any provision of this Agreement may be amended if and only if such amendment is in writing and signed by all parties hereto, and such amendment does not violate Internal Revenue Code Section 409A and the regulations promulgated thereunder.

13.         Governing Law. This Agreement shall be construed in accordance with and governed by the internal domestic laws of the State of New York without regard to principles of conflicts of laws.

14.         Non-Assignability. This Agreement is personal to the Executive and may not be assigned by him.

15.         Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors and permitted assigns.

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16.         WAIVER OF JURY TRIAL. THE EXECUTIVE, THE HOLDING COMPANY AND THE COMPANY HEREBY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE), IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT.

17.         Paragraph Headings. Headings and subheadings herein are for convenience of reference only and are not of substantive effect.

In Witness Whereof, The Company and the Executive have executed this Agreement as of the date first above written, as conclusive evidence of their acceptance of the terms and conditions of this Agreement.

COMPANY:	THE LYONS NATIONAL BANK

By:	/s/ James E. Santelli
Name: James E. Santelli
Title: Chair Compensation Committee

HOLDING COMPANY:	LYONS BANCORP, INC.

By:	/s/ James E. Santelli
Name: James E. Santelli
Title: Chair Compensation Committee

EXECUTIVE:	/s/ Clair J. Britt, Jr.

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SCHEDULE TO EXHIBIT 6.9 FORM OF

DEFERRED COMPENSATION AGREEMENT BY AND AMONG THE LYONS

NATIONAL BANK AND CERTAIN EXECUTIVES

The Deferred Compensation Agreement attached as Exhibit 6.9 is substantially identical in all material respects to the Deferred Compensation Agreements entered into by the Lyons National Bank, Lyons Bancorp Inc. and the following executive officers, except as follows:

Name	Annual Payment	Section 4.J Distribution

Clair J. Britt, Jr.	$10,000	Over 1 year

Stephen V. DeRaddo	$10,000	Over 1 year

Diana R. Johnson	$10,000	Over 1 year

Thomas L. Kime	$10,000	Over 1 year

Phillip M. McCann	$10,000	Over 1 year

Robert A. Schick	$50,000	Over 10 years